SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                               BHC FINANCIAL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    05544W101
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                                 (CUSIP Number)
                                                         with a copy to:
Jeffrey S. Halis                                           Eli S. Goldberg, Esq.
500 Park Avenue                                       Lowenstein, Sandler, Kohl,
Fifth Floor                                                Fisher & Boylan, P.A.
New York, New York  10022                                   65 Livingston Avenue
(212) 486-4794                                       Roseland, New Jersey  07068
                                                              (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above
   Persons):

                          Jeffrey S. Halis ###-##-####
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable

________________________________________________________________________________
3)  SEC Use Only

________________________________________________________________________________
4)  Source of Funds (See Instructions):  WC; PF

________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:

                                  United States
________________________________________________________________________________
         Number of               7) Sole Voting Power:                  317,700*
                                    --------------------------------------------
         Shares Beneficially     8) Shared Voting Power:                      0
                                    --------------------------------------------
         Owned by
         Each Reporting          9) Sole Dispositive Power:             317,700*
                                    --------------------------------------------
           Person With:         10) Shared Dispositive Power:                 0
                                    --------------------------------------------

________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

            317,700*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

13)  Percent of Class Represented by Amount in Row
     (11):      5.0%*
________________________________________________________________________________

14)  Type of Reporting Person (See
     Instructions):       IA, IN


________________________________________________________________________________
* 247,300 shares (3.9%) of BHC Financial, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 48,600 shares (0.8%) of BHC Financial, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 13,800 shares (0.2%) of BHC Financial, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 8,000 shares (0.1%) of BHC Financial, Inc. common stock are owned individually by Jeffrey S. Halis.
     Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P.,
     Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., respectively. In addition, Jeffrey S. Halis possesses sole voting and investment control over the securities owned by him individually. See Item
     5  for   further  information  on the computation of percentages set forth herein.

Item 1.           Security and Issuer.

                  This statement relates to the common stock, par value $.001 per share, of BHC Financial, Inc., whose principal executive offices are located at One Commerce Square, 2005 Market Street, 12th Floor, Philadelphia, PA 19103-3212.

Item 2. Identity and Background.

     The person filing this statement is Jeffrey S. Halis, whose business address is 500 Park Avenue, Fifth Floor, New York, New York 10022. Mr. Halis serves as a general partner of Halo Capital Partners, L.P., a Delaware limited partnership ("Halo"). Halo serves as the sole general partner of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P., each of which are Delaware limited partnerships having their principal executive offices located at 500 Park Avenue, Fifth Floor, New York, New York 10022. Each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P. and Madison Avenue Partners, L.P. are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Halis has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Halis is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     All funds used to purchase shares of common stock of BHC Financial, Inc. on behalf of Tyndall Partners, L.P. come directly from the net assets of Tyndall Partners, L.P. All funds used to purchase shares of common stock of BHC Financial, Inc. on behalf of Tyndall Institutional Partners, L.P. come directly from the net assets of Tyndall Institutional Partners, L.P. All funds used to purchase shares of common stock of BHC Financial, Inc. on behalf of Madison Avenue Partners, L.P. come directly from the net assets of Madison Avenue Partners, L.P. All funds used to purchase shares of common stock of BHC Financial, Inc. by Jeffrey S. Halis individually come directly from the personal assets of Jeffrey S. Halis.

Item 4. Purpose of Transaction.

     The acquisition of the shares of common stock referred to in Item 5 is for investment purposes on behalf of the entities and persons described herein. However, as described in BHC Financial, Inc.'s Form 10-Q dated September 27, 1996, the board of directors of BHC Financial, Inc. has formed an independent committee of the board which has hired an investment banking firm to study strategic alternatives for BHC Financial, Inc. Jeffrey Halis intends to meet with management of BHC Financial, Inc. to monitor the selection and progress of any strategic alternatives which BHC Financial, Inc. may choose to pursue.

     While it is not his present intention to do so, Jeffrey Halis may acquire additional shares of BHC Financial, Inc.'s common stock in the open market, in privately negotiated transactions or otherwise. Alternatively, while it is not his present intention to do so, Jeffrey Halis reserves the right to dispose of some or all of the shares referred to in Item 5 in the open market, in privately negotiated transactions or otherwise, depending upon the course of action that BHC Financial, Inc. pursues, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by Jeffrey Halis with respect to BHC Financial, Inc.'s common stock, it should be noted that the possible activities he may pursue are subject to change at any time. Except as set forth above, Jeffrey Halis has no present plans or intentions which would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in  Securities  of the Issuer.

     Based upon information set forth in BHC Financial, Inc.'s Form 10-Q dated September 27, 1996, as of November 1, 1996 there were issued and outstanding 6,330,850 shares of common stock of BHC Financial, Inc. As of January 10, 1997, Tyndall Partners, L.P. owned 247,300 of such shares, or 3.9% of those outstanding, Tyndall Institutional Partners, L.P. owned 48,600 of such shares, or 0.8% of those outstanding, Madison Avenue Partners, L.P. owned 13,800 of such shares, or 0.2% of those outstanding, and Jeffrey S. Halis individually owned 8,000 of such shares, or 0.1% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of BHC Financial, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional
Partners, L.P., Madison Avenue Partners, L.P. and by Jeffrey S. Halis individually. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Jeffrey S. Halis individually, in shares of common stock of BHC Financial, Inc. during the past sixty days (each of which were effected in ordinary brokers transactions except for the transaction on December 31, 1996):

                            A. Tyndall Partners, L.P.

Date                              Quantity                                Price

                                   (Purchases)

November 26, 1996                    6,600                               $16.03
November 27, 1996                    7,500                               $15.94
November 29,1996                     6,603                               $16.06
January 10, 1997                     4,500                               $15.37

                                     (Sales)

December 31, 1996                    48,600                                 **

                     B. Tyndall Institutional Partners, L.P.

Date                                Quantity                               Price

                                   (Purchases)

December 31, 1996                    48,600                               **

                                     (Sales)

                                      NONE

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**  Represents a distribution  of shares of BHC Financial,  Inc.  common  stock from Tyndall Partners, L.P. to certain of its limited partners and the simultaneous contribution of such shares of BHC Financial, Inc. common stock stock by such persons to Tyndall Institutional Partners, L.P.

                        C. Madison Avenue Partners, L.P.

Date                                Quantity                              Price

                                   (Purchases)

November 26, 1996                     3,400                               $16.07
January 10, 1997                      2,000                               $15.42

                                     (Sales)

                                      NONE

                               D. Jeffrey S. Halis

Date                                Quantity                               Price

                                   (Purchases)

December 16, 1996                     4,000                               $15.31
December 17, 1996                     2,000                               $15.06
December 26, 1996                     2,000                               $15.56

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of BHC Financial, Inc. between Jeffrey S. Halis and any person or entity.

Item 7.  Material  to be Filed as Exhibits.

         Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

January 23, 1997

                                            ------------------------------------
                                            Jeffrey S. Halis, individually   and
                                            as a general partner of Halo Capital
                                            Partners,  L.P., the general partner
                                            of each of Tyndall Partners, L.P.,
                                            Tyndall Institutional Partners, L.P.
                                            and  Madison  Avenue Partners, L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).